July 22, 2011

Via EDGAR

John M. Ganley,
Senior Counsel,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:                               Ares Senior Credit Strategies Fund, Inc. Form N-2

(File Nos. 333-172987; 811-22535)

Dear Mr. Ganley:

On behalf of our client, Ares Senior Credit Strategies Fund, Inc. (the “Fund”), we have set forth below the Fund’s responses to the oral comments received from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) on June 9, 2011, concerning the May 6, 2011 filing by the Fund of Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-172987; 811-22535, the “Amendment”, together with the initial registration statement filed by the Fund on March 22, 2011, the “Registration Statement”) under both the Investment Company Act of 1940, as amended (the “Investment Company Act”), and the Securities Act of 1933, as amended, of the Fund relating to the Fund’s proposed initial public offering.  To facilitate the Staff’s review, we have briefly summarized the comments from the Staff’s first comment letter that remain open in bold face type and the Fund’s responses immediately follow each numbered comment in regular type.

1.                                      Investment Objective.  This section states that part of the Fund’s investment objective is to seek preservation of capital.  This section also states that the Fund will invest primarily in companies whose debt is rated below investment grade.  Please explain to us why it is appropriate to include an investment objective of preservation of capital for a Fund investing in below investment grade debt.

The Fund believes that it is appropriate to include preservation of capital as part of its investment objective for three reasons: (i) the credit underwriting processes that the Fund intends to follow have a long history of delivering returns that outperform market benchmarks and maintaining a low average annual default rate when compared to market indices, (ii) the Fund will primarily invest in secured loans and bonds which should provide a recovery in the event of an issuer default or bankruptcy and (iii) it would not be consistent with recent precedent, and could competitively disadvantage the Fund, if it were prevented from having preservation of capital as part of its investment objective.

First, based on discussions with the Fund’s investment adviser, even though the Fund will invest primarily in senior secured loans made to companies whose debt is rated below investment grade (“Senior Loans”) and investments with similar economic characteristics, the fact that these companies are rated below investment grade is not inconsistent with an investment objective of preservation of capital.  As noted in the Registration Statement, the Fund plans to, among other things, adhere to the established credit underwriting processes of Ares Management LLC (“Ares”), an affiliate of the Fund’s investment adviser.  The Fund has been informed that Ares has a long track-record of successfully investing in these types of instruments.  Since 1997, Ares’ bank loan and high-yield composites have outperformed the market benchmarks for bank loans, second lien loans and high yield debt.  With respect to bank loans and high yield loans during this period, (i) Ares’ bank loan composite has averaged a 1.45% average annual bank loan default rate compared to a 3.24% average annual bank loan default rate for the S&P/LSTA Loan Index and (ii) Ares’ high yield debt composite has averaged a 3.88% average annual high yield bond default rate compared to a 6.58% average annual high yield bond default rate for the Moody’s U.S. Speculative Grade Index(1), demonstrating Ares ability to preserve capital at a rate in excess of other investors in these investments.  The Fund believes that Ares’ investment performance over the past 13 years in these investments combined with the proposed adherence to Ares’ underwriting standards makes preservation of capital an appropriate investment objective.

Second, the Senior Loans the Fund will primarily invest in typically hold a first priority lien with respect to the collateral securing such Senior Loans.  If the borrower/issuer defaults on the Senior Loan or declares bankruptcy, the holders of the Senior Loan will typically be first to receive proceeds or consideration from the estate in respect of their position. This means that even if the borrower/issuer defaults, the holders of the Senior Loan generally will receive some recovery on their position, making a Senior Loan better protected against downside risk than an equity or an unsecured debt position. Given the potential for recovery even in a default or bankruptcy, the Fund believes it is appropriate for the Fund to have preservation of capital as part of its investment objective.

Third, based on a limited review of registration statements on Form N-2 filed with Commission, the Commission has recently declared effective registration statements of other closed-end management investment companies with investment strategies similar to the Fund’s investment strategy that have included preservation of capital as part of their investment objective.  For example, Blackstone / GSO Senior Floating Rate Term Fund (File Nos. 333-165353 and 811-22393) and Apollo Senior Floating Rate Fund Inc. (File Nos. 333-169726 and 811-22481) state that preservation of capital is part of their investment objective and also state that they invest principally in senior loans rated below investment grade. Accordingly, it would not be consistent with recent precedent to prevent the Fund from having preservation of capital

(1)                                  The Fund notes for the information of the Staff that these statistics are included for purposes of the Fund’s response to the Staff.  The Fund does not intend to use these statistics in connection with the marketing of the Fund’s offering.

as part of its investment objective.  Additionally, the Fund has been advised by potential underwriters of its offering that during the marketing period for the Fund’s common shares, investors may raise questions as to why the Fund does not include preservation of capital as part of its investment objective, while its peer funds do.  Such deviation could place the Fund at an unfair and inappropriate competitive disadvantage in offering its shares.  The Fund believes its disclosure of its investment objective and strategy for achievement of that objective are appropriate.  For the above reasons, the Fund believes it is appropriate for it to include preservation of capital as an investment objective.  That being said, the Fund notes the discussions under the captions “Risk Factors — General” and “Risk Factors — Principal Risks Relating to Fund Investments — Investment and Market Risk” in the Registration Statement that expressly qualify the Fund’s stated investment objective including the lack of any assurance that it will be realized, as well as a similar statement on the cover page of the Fund’s prospectus.

2.                                      Rule 35d-1 under the Investment Company Act of 1940 provides that if a fund’s name suggests a particular type of investment, the fund must adopt a policy to invest at least 80% of its assets in the type of investment suggested by the fund’s name.  Please explain to us why it is appropriate to calculate the value of derivates at the notional value for purposes of the Fund’s 80% policy.

After further deliberation, the Fund believes it is appropriate for purposes of Rule 35d-1 of the Investment Company Act (“Rule 35d-1”) to calculate the value of derivatives at their mark-to-market value.  The Fund believes that mark-to-market value reflects the market value of the derivative on a daily basis and is consistent with valuing a Senior Loan or equity security at its daily trading price.  The Fund notes that the mark-to-market value of a derivative is more reflective of the value of the derivative than the notional value, which could, in certain cases, overstate the value of the derivative position for purposes of Rule 35d-1.  Additionally, even though the mark-to-market value of a derivative position may be subject to extreme volatility under certain circumstances, the Fund does not believe this poses a risk for purposes of compliance with Rule 35d-1 as the Fund must be in compliance with the Rule 35d-1 under normal circumstances.

***

Additionally, in connection with this response letter, the Fund hereby acknowledges the following statements:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in its Form N-2 filed on the date hereof;

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Fund’s Form N-2 filed on the date hereof;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Fund’s Form N-2 filed on the date hereof; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Amendment or this letter may be communicated to the undersigned at (212) 558-1656.  Please send copies of any correspondence relating to this filing to the undersigned by facsimile at (212) 291-9219 with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, NY 10004.

Very truly yours,

/s/ Ari B. Blaut
Ari B. Blaut

cc:	Donald R. Crawshaw
William G. Farrar
(Sullivan & Cromwell LLP)

David Sachs
Kevin Frankel
Americo Cascella
(Ares Senior Credit Strategies Fund, Inc.)